FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 19, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 19, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces results of its infill surface sampling program on its 32,000 hectare Iron Sands Project located within the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru and a new property acquisition in Peru.

Item 5.	Full Description of Material Change

The Issuer announces the results of its infill surface sampling program on its 32,000 hectare Iron Sands Project located within the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru.

The Issuer’s near term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, the Issuer has focused its initial exploration work on the highest grade area the Pampa El Toro target, with additional magnetite bearing areas within the Issuer’s large claim block to be examined in due course.

Recent Results

Previous coarsely spaced reconnaissance surface sampling on a staggered 1000 x 500m grid of the Pampa El Toro defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration.  In detail, the magnetite bearing areas may be subdivided into two areas, referred to as the Toro West and Toro South-East respectively.

The infill sampling targeted the larger Toro West area on a 250 x 250 m grid for a total of 327 samples.  The more detailed sampling has increased the magnetic concentrate content of the 11 km2 area from 5 wt% to 6.3 wt%.  Within this area resides a higher grade core of approximately 5.5 km2 containing an average of 9.2 wt% magnetic concentrate.  The area remains partially open to the south and northeast, and additional sampling, scheduled to occur in conjunction with the Toro East infill program, is expected to further increase this area.

Quality Control/Quality Analysis of within pit and field duplicates illustrates a high degree of sample homogeneity throughout the infill areas.  The magnetic concentrates are presently at the ACME Laboratories, Vancouver, for geochemical analysis, the results of which will be interpreted in conjunction with original reconnaissance samples.

SRK Consulting, a leading global mining and geoscientist consulting firm, have been retained to provide independent expert advice and project management services going forward.  A recent site visit by a SRK South African based heavy mineral specialist was very positive.  In summary the visit confirmed that the dune fields are “massive accumulations (many billions of tonnes) of aeolian sands, with visible enrichment in heavy minerals” and that the “iron-rich dunes fields have the potential to host large amounts of magnetite-mineralized sands.” Finally, it was concluded that the work to date has been conducted in an exemplary manner and recommended the instigation of Issuer’s planned resource drill campaign.

Although the Issuer is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

A definition drill campaign will commence in April, the aim of which will be to provide sufficient information to allow the calculation of a magnetite resource estimate.  Following the contemplated definition drill campaign, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

Pampa de Pongo

The Issuer continues to actively seek partners to advance its large Pampa de Pongo Iron Deposit, where it has outlined an inferred resource of 953 Mt at a grade of 44.7% iron (this resource remains open).

New Peruvian Property Option

The Issuer has entered into an option to acquire a 100% interest in the Corongo Property, located in Ancash Province, Peru.  Preliminary reconnaissance suggests that the property is prospective for shear zone hosted gold deposits.  In order to acquire a 100% interest, the Issuer is required to make a cash payment of US$40,000 (paid) and issue an aggregate of 300,000 shares, as follows – 100,000 shares upon Exchange acceptance, an additional 100,000 shares on or before November 18, 2006 and the final 100,000 shares on or before May 15, 2008.  The initial work program will consist of geological mapping and geochemical sampling and, contingent on results, drill testing in a timely manner.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The surface sampling programs on the Iron Sands project were supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

April 19, 2006